Exhibit 99.1

INFORMATION ABOUT EURONAV

Euronav NV (“Euronav”) was incorporated under the laws of Belgium on June 26, 2003 for an indefinite term, and grew out of the combination of certain tanker businesses carried out by three companies that had a strong presence in the shipping industry: Compagnie Maritime Belge NV, or CMB, formed in 1895, Compagnie Nationale de Navigation SA, or CNN, formed in 1938, and Ceres Hellenic Shipping Enterprises Ltd., or Ceres Hellenic, formed in 1950. Euronav’s predecessor started doing business under the name “Euronav” in 1989. Euronav’s Company has the legal form of a public limited liability company (naamloze vennootschap/société anonyme).

Euronav’s principal shareholder is Marc Saverys, individually or through Saverco NV, or Saverco, an entity controlled by him. The Saverys family has had a continuous presence in the shipping industry since the early nineteenth century. The Saverys family owned a shipyard that was founded in 1829, owned and operated various shipowning companies since the 1960s, and acquired CMB in 1991.

Euronav’s ordinary shares have traded on Euronext Brussels since December 2004. In January 2015, Euronav completed its underwritten initial public offering in the United States of 18,699,000 ordinary shares at $12.25 per share, and Euronav’s ordinary shares commenced trading on the New York Stock Exchange, or NYSE. In March 2015, Euronav completed its offer to exchange unregistered ordinary shares that were previously issued in Belgium (other than ordinary shares owned by Euronav’s affiliates) for ordinary shares that were registered under the Securities Act of 1933, as amended, or the U.S. Exchange Offer, in which an aggregate of 42,919,647 ordinary shares were validly tendered and exchanged. Euronav’s ordinary shares currently trade on the NYSE and Euronext under the symbol “EURN.”

Euronav is a fully-integrated provider of international maritime shipping and offshore services engaged primarily in the transportation and storage of crude oil. As of January 19, 2018, Euronav owns or operates a modern fleet of 53 vessels (including four chartered-in vessels and four newbuildings expected to be delivered in 2018) with an aggregate carrying capacity of approximately 13.4 million deadweight tons, or dwt, consisting of 28 very large crude carriers, or VLCCs, one V-plus, 22 Suezmax vessels (including four under construction), and two floating, storage and offloading vessels, or FSOs (both owned and through 50/50 joint ventures). The average age of our fleet as of January 19, 2018 was approximately 8.8 years, as compared to an industry average age as of January 19, 2018 of approximately 9.4 years for the VLCC fleet and 9.6 years for the Suezmax fleet.

Our Fleet

Set forth below is certain information regarding our fleet as of January 19, 2018.

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Charterer	Employment	Charter Expiry Date (2)
Owned Vessels
TI Europe	V-Plus	441,561	2002	Daewoo	Statoil	Time Charter	Mar-18
Sandra	VLCC	323,527	2011	STX		TI Pool
Sara	VLCC	323,183	2011	STX	Total	Time Charter (3)	Nov-18
Alsace	VLCC	320,350	2012	Samsung		TI Pool	N/A
TI Hellas	VLCC	319,254	2005	Hyundai	Petrobras	Time Charter	Nov-18
Ilma	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Simone	VLCC	313,988	2012	STX		TI Pool	N/A
Sonia	VLCC	314,000	2012	STX		TI Pool	N/A
Ingrid	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Iris	VLCC	314,000	2012	Hyundai		TI Pool	N/A
Nautic	VLCC	307,284	2008	Dalian		TI Pool	N/A
Newton	VLCC	307,284	2009	Dalian		TI Pool	N/A
Nectar	VLCC	307,284	2008	Dalian		TI Pool	N/A
Noble	VLCC	307,284	2008	Dalian		TI Pool	N/A
V.K. Eddie	VLCC	305,261	2005	Daewoo	Petrobras	Time Charter	Aug-18
Hojo	VLCC	302,965	2013	JMU		TI Pool	N/A
Hakone	VLCC	302,624	2010	Universal		TI Pool	N/A
Hirado	VLCC	302,550	2011	Universal		TI Pool	N/A
Hakata	VLCC	302,550	2010	Universal	Total	Time Charter (3)	Sep-18
Antigone	VLCC	299,421	2015	Hyundai		TI Pool	N/A
Anne	VLCC	299,533	2016	Hyundai		TI Pool	N/A
Alex	VLCC	299,445	2016	Hyundai		TI Pool	N/A
Alice	VLCC	299,320	2016	Hyundai		TI Pool	N/A
Aquitaine	VLCC	298,767	2017	Hyundai		TI Pool	N/A
Ardeche	VLCC	298,642	2017	Hyundai		TI Pool	N/A
Cap Diamant	Suezmax	160,044	2001	Hyundai		Spot	N/A
Cap Pierre	Suezmax	159,083	2004	Samsung	Valero	Time Charter (3)	May-18
Cap Leon	Suezmax	159,049	2003	Samsung	Valero	Time Charter (3)	Jul-18
Cap Philippe	Suezmax	158,920	2006	Samsung		Spot	N/A
Cap Guillaume	Suezmax	158,889	2006	Samsung		Spot	N/A
Cap Charles	Suezmax	158,881	2006	Samsung		Spot	N/A
Cap Victor	Suezmax	158,853	2007	Samsung		Spot	N/A
Cap Lara	Suezmax	158,826	2007	Samsung		Spot	N/A
Cap Theodora	Suezmax	158,819	2008	Samsung		Spot	N/A
Cap Felix	Suezmax	158,765	2008	Samsung		Spot	N/A
Fraternity	Suezmax	157,714	2009	Samsung		Spot	N/A
Felicity	Suezmax	157,667	2009	Samsung		Spot	N/A
Capt. Michael	Suezmax	157,648	2012	Samsung		Spot	N/A
Maria	Suezmax	157,523	2012	Samsung		Spot	N/A
Hull S909 (4)	Suezmax	156,600	2018	Hyundai	Valero	Time Charter (3) (6)	N/A
Hull S910 (4)	Suezmax	156,600	2018	Hyundai	Valero	Time Charter (3) (6)	N/A
Hull S911 (4)	Suezmax	156,600	2018	Hyundai	Valero	Time Charter (3) (6)	N/A
Hull S912 (4)	Suezmax	156,600	2018	Hyundai	Valero	Time Charter (3) (6)	N/A
Finesse	Suezmax	149,994	2003	Universal		Spot	N/A
Filikon	Suezmax	149,989	2002	Universal		Spot	N/A
Cap Romuald	Suezmax	146,640	1998	Samsung	Valero	Time Charter (3)	May-18
Cap Jean	Suezmax	146,643	1998	Samsung	Valero	Time Charter (3)	Mar-18
Total DWT—Owned Vessels		11,278,424

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard (1)	Charterer	Employment	Chartered-In Expiry Date
Chartered-In Vessels
Nucleus	VLCC	307,284	2007	Dalian		TI Pool	Dec-21
Nautilus	VLCC	307,284	2006	Dalian		TI Pool	Dec-21
Navarin	VLCC	307,284	2007	Dalian		TI Pool	Dec-21
Neptun	VLCC	307,284	2007	Dalian		TI Pool	Dec-21
Total DWT Chartered-In Vessels		1,229,136

							Service Contract Expiry Date
FSO Vessels
FSO Africa (5)	FSO	442,000	2002	Daewoo	NOC	Service Contract	Sep-22
FSO Asia (5)	FSO	442,000	2002	Daewoo	NOC	Service Contract	Jul-22
Total DWT FSO Vessels		884,000

(1)	As used in this prospectus, "Samsung" refers to Samsung Heavy Industries Co., Ltd, "Hyundai" refers to Hyundai Heavy Industries Co., Ltd., "Universal" refers to Universal Shipbuilding Corporation, "Hitachi refers to Hitachi Zosen Corporation, "Daewoo" refers to Daewoo Shipbuilding and Marine Engineering S.A., "JMU" refers to Japan Marine United Corp., Ariake Shipyard, Japan, "Dalian" refers to Dalian Shipbuilding Industry Co. Ltd., and "STX" refers to STX Offshore and Shipbuilding Co. Ltd.
(2)	Assumes no exercise by the charterer of any option to extend (if applicable).
(3)	Profit sharing component under time charter contracts.
(4)	Vessels expected to be delivered to us in the course of 2018.
(5)	Vessels in which we hold a 50% ownership interest.
(6)	Vessels to be employed after delivery under time charter contract having a term of 7 years.

Employment of Euronav’s Fleet

Euronav’s tanker fleet is employed worldwide through a combination of primarily spot-market voyage fixtures, including through the TI Pool, fixed-rate contracts and time charters. Euronav deploys its two FSOs as floating storage units under fixed-rate service contracts in the offshore services sector. For the year 2018, Euronav’s fleet is currently expected to have approximately 17,874 available days for hire, of which, as of January 19, 2018, 83.08% are expected to be available to be employed on the spot market, either directly or through the TI Pool (defined below), 11.36% are expected to be available to be employed on fixed-time charters with a profit sharing element and 5.56% are expected to be available to be employed on fixed-time charters without a profit sharing element.

Spot Market

A spot-market voyage charter is a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, Euronav pays voyage expenses such as port, canal and bunker costs. Spot-charter rates have historically been volatile and fluctuate due to seasonal changes, as well as general supply and demand dynamics in the crude oil marine transportation sector. Although the revenue Euronav generates in the spot market is less predictable, Euronav believes its exposure to this market provides it with the opportunity to capture better profit margins during periods when vessel demand exceeds supply leading to improvements in tanker charter rates. As of January 19, 2018, Euronav employed 14 of its vessels directly in the spot market.

Suezmax Chartering

In June 2016, Euronav, together with Diamond S. Management LLC and Frontline Ltd., companies not affiliated with Euronav, formed Suezmax Chartering, a chartering joint venture that creates a single point of contact for cargo owners to access a large fleet of 46 modern Suezmax vessels, including newbuildings, operated on the spot market.

Tankers International Pool

Euronav principally employs and commercially manages its VLCCs through the Tankers International Pool, or the TI Pool, a leading spot market-oriented VLCC pool in which other shipowners with vessels of similar size and quality participate along with us. We participated in the formation of the TI Pool in 2000 to allow it and other TI Pool participants, consisting of unaffiliated third-party owners and operators of similarly sized vessels, to gain economies of scale, obtain increased cargo, flow of information, logistical efficiency and greater vessel utilization. As of January 19, 2018, the TI Pool was comprised of 37 vessels, including 24 of Euronav’s VLCCs.

By pooling its VLCCs with those of other shipowners, Euronav is able to derive synergies, including (i) the potential for increased vessel utilization by securing backhaul voyages for its vessels, and (ii) the performance of the Contracts of Affreightment, or COAs. Backhaul voyages involve the transportation of cargo on part of the return leg of a voyage. COAs, which can involve backhauls, may generate higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable directly in the spot market. Additionally, by operating a large number of vessels as an integrated transportation system, the TI Pool offers customers greater flexibility and an additional level of service while achieving scheduling efficiencies. The TI Pool is an owner-focused pool that does not charge commissions to its members, a practice that differs from that of other commercial pools; rather, the TI Pool aggregates gross charter revenues it receives and deducts voyage expenses and administrative costs before distributing net revenues to the pool members in accordance with their allocated pool points, which are based on each vessel's speed, fuel consumption and cargo-carrying capacity. We believe this results in lower TI Pool membership costs, compared to other similarly sized pools. In 2017, TI Pool membership costs were approximately $750 per vessel per day (with each vessel receiving its proportional share of pool membership expenses, excluding pool credit line costs).

Tankers (UK) Agencies Ltd., or Tankers International, of which Euronav owns 50% of the outstanding voting shares, is the manager of the pool and is also responsible for the commercial management of the pool participants, including negotiating and entering into vessel employment agreements on behalf of the pool participants. Technical management of the pooled vessels is performed by each shipowner, who bears the operating costs for its vessels.

Tankers International and Frontline Management (Bermuda) Ltd., or Frontline, a company not affiliated with Euronav, together formed VLCC Chartering Ltd., a chartering joint venture that has access to the combined fleets of Frontline and the TI Pool, including Euronav’s vessels that are operating in the TI Pool. VLCC Chartering Ltd. commenced operations on October 6, 2014.  Tankers International and Frontline each own 50% of VLCC Chartering Ltd. Euronav believes that VLCC Chartering Ltd. increases its fleet earnings potential while creating greater options for cargo end-users.

Time Charters

Time charters provide us with a fixed and stable cash flow for a known period of time. Time charters may help Euronav mitigate, in part, its exposure to the spot market, which tends to be volatile in nature, being seasonal and generally weaker in the second and third quarters of the year due to refinery shutdowns and related maintenance during the warmer summer months. In the future, Euronav may when the cycle matures or otherwise opportunistically employ more of its vessels under time charter contracts as the available rates for time charters improve. Euronav may also enter into time-charter contracts with profit-sharing arrangements, which it believes will enable Euronav to benefit if the spot market increases above a base charter rate as calculated either by sharing sub charter profits of the charterer or by reference to a market index and in accordance with a formula provided in the applicable charter contract. As of January 19, 2018, Euronav employed nine of its vessels on fixed-rate time charters with an average remaining duration of six months, including six with profit-sharing components based on a percentage of the excess between the prevailing applicable market rate and the base charter rate.

FSOs and Offshore Service Contracts

Euronav currently deploys its two FSOs in the offshore services sector as floating storage units under service contracts with North Oil Company, the operator of the Al-Shaheen oil field, whose shareholders are Qatar Petroleum Oil & Gas Limited and Total E&P Golfe Limited. As our tanker vessels age, we may seek to extend their useful lives by employing such vessels on long-term offshore projects at rates higher than may otherwise be achieved in the time-charter market, or sell such vessels to third-party owners in the offshore conversion market at a premium.

Technical and Commercial Management of our Vessels

Most of Euronav’s vessels are technically managed in-house through our wholly-owned subsidiaries, Euronav Ship Management SAS, Euronav SAS and Euronav Ship Management (Hellas) Ltd. Its in-house technical management services include providing technical expertise necessary for all vessel operations, supervising the maintenance, upkeep and general efficiency of vessels, arranging and supervising newbuilding construction, drydocking, repairs and alterations, and developing, implementing, certifying and maintaining a safety management system.

In addition to Euronav’s in-house fully integrated technical management, Euronav utilizes from time to time the services of experienced third party managers. The independent technical managers typically have specific teams dedicated to Euronav’s vessels and are supervised by our in house oversight team. Euronav currently contract Wallem Ship Management for one of Euronav’s owned VLCCs and Anglo Eastern Ship Management (through one of their subsidiaries - Univan Ship Management International Limited) for two of Euronav’s owned VLCCs and two VLCCs that we have on bareboat charter. The services provided by Euronav’s third party technical management are very similar to Euronav’s own technical management and involves part or all of the day-to-day management of vessels.

Euronav’s VLCCs are commercially managed by Tankers International while operating in the TI Pool. All of the participants in the TI Pool collectively pay a pool management fee equivalent to the costs of running the pool business, excluding voyage expenses, interest adjustments and administration costs, including legal, banking and other professional fees. The net charge is the pool administration cost, which is apportioned to each vessel by calendar days. During the year ended December 31, 2017, Euronav paid an aggregate of $7.4 million for the commercial management of Euronav’s vessels operating in the TI Pool.

Euronav’s Suezmax vessels trading in the spot market are commercially managed by Euronav (UK) Agencies Ltd., our London commercial department. Commercial management services include securing employment for Euronav’s vessels.

Euronav’s time chartered vessels, both VLCCs and Suezmax vessels, are managed by Euronav’s operations department based in Antwerp.

Directors and Executive Management

Set forth below are the names, ages and positions of Euronav’s Directors and Executive Officers as of January 19, 2018. Euronav’s Board of Directors is elected annually on a staggered basis, and each director holds office for a term of maximum four years, until his or her term expires or until his or her death, resignation, removal or the earlier termination of his or her term of office. Any Director whose term expires is eligible for re-election. Officers are appointed from time to time by Euronav’s Board of Directors and hold office until a successor is appointed or their employment is terminated. The business address of each of Euronav’s Directors and Executive Officers listed below is Euronav NV, Belgica House, De Gerlachekaai 20, 2000 Antwerp, Belgium.

Biographical information concerning the Directors and Executive Officers listed above is set forth below.

Name	Age	Position	Date of Expiry of Current Term (for Directors)
Carl Steen	67	Chairman of the Board of Directors	Annual General Meeting 2018
Daniel R. Bradshaw	71	Director	Annual General Meeting 2019
William Thomson	70	Director	Annual General Meeting 2018
Anne-Hélène Monsellato	50	Director	Annual General Meeting 2018
Ludovic Saverys	34	Director	Annual General Meeting 2018
Grace Reksten Skaugen	64	Director	Annual General Meeting 2020
Patrick Rodgers	58	Chief Executive Officer and Director	Annual General Meeting 2020
Hugo De Stoop	45	Chief Financial Officer
Alex Staring	52	Chief Operating Officer
Egied Verbeeck	43	General Counsel
An Goris	40	Secretary General
Brian Gallagher	47	Head of Investor Relations

Carl Steen, our Chairman, was co-opted as director and appointed Chairman of our Board of Directors with effect immediately after the meeting of Euronav’s Board of Directors on December 3, 2015. Mr. Steen is also a member of Euronav’s Audit and Risk Committee. He graduated from the Eidgenössische Technische Hochschule in Zurich, Switzerland in 1975 with a M.Sc. in Industrial and Management Engineering. After working as a consultant in a logistical research and consultancy company, he joined a Norwegian shipping company in 1978 with primary focus on business development. Five years later, in 1983, he joined Christiania Bank and moved to Luxembourg, where he was responsible for Germany, and later, the Corporate division. In 1987, Mr. Steen became Senior Vice president within the Shipping Division in Oslo and in 1992, he took charge of the Shipping/Offshore and Transport Division. When Christiania Bank merged with Nordea in 2001, he was made Executive Vice President within the newly formed organization while adding the International Division to his responsibilities. Mr. Steen remained Head of Shipping, Offshore and Oil services and the International Division until 2011. Since leaving Nordea, Mr. Steen has become a non-executive director for the following listed companies in the finance, shipping and logistics sectors: Golar LNG Limited (NASDAQ: GLNG) and Golar LNG Partners LP (NASDAQ: GMLP), both part of the same group and where he also sits on the audit committee, Wilh Wilhelmsen and Belships.

Daniel R. Bradshaw, one of Euronav’s directors, serves and has served on Euronav’s Board of Directors since 2004, and is a member of Euronav’s Audit and Risk Committee and the chairman of our Corporate Governance and Nomination Committee. Since 2014, Mr. Bradshaw also serves as Independent Director of GasLog Partners LP (NYSE: GLOP), a Marshall Islands limited partnership. Since 2010, he has served as an Independent non-executive Director of IRC Limited, a company listed in Hong Kong, which operates iron mines in far eastern Russia, and which is an affiliate of Petropavlovsk PLC, a London-listed mining and exploration company. Since 2006, Mr. Bradshaw has been an Independent non-executive Director of Pacific Basin Shipping Company Limited, a company listed in Hong Kong and operating in the Handysize bulk carrier sector. Since 1978, Mr. Bradshaw has worked at Johnson Stokes & Master, now Mayer Brown JSM, in Hong Kong, from 1983 to 2003, as a Partner and since 2003, as a Senior Consultant. From 2003 until 2008, Mr. Bradshaw was a member of the Hong Kong Maritime Industry Council. From 1993 to 2001, he served as Vice-Chairman of the Hong Kong Shipowners' Association and was a member of the Hong Kong Port and Maritime Board until 2003. Mr. Bradshaw began his career with the New Zealand law firm Bell Gully and in 1974, joined the international law firm Sinclair Roche & Temperley in London. Mr. Bradshaw obtained a Bachelor of Laws and a Master of Laws degree at the Victoria University of Wellington (New Zealand).

William Thomson, one of Euronav’s directors, serves and has served on Euronav’s Board of Directors since 2011 and is a member of Euronav’s Remuneration Committee and Euronav’s Audit and Risk Committee. Currently, and since 2005, Mr. Thomson holds a Directors’ mandate in Latsco, established to operate under the British Tonnage Tax Regime Very Large Gas Carriers (VLGC), long-range and medium-range vessels. From 1980 to 2008, Mr. Thomson has been Chairman in several maritime and other companies including Forth Ports Plc, British Ports Federation and Relayfast, and the North of England P&I club. Mr. Thomson previously served as a Director of Trinity Lighthouse Service, Tibbett and Britten and Caledonian McBrayne. From 1970 to 1986, he was a Director with Ben Line, for which he worked in, amongst others, Japan, Indonesia, Taiwan and Edinburgh. In 1985, he established Edinburgh Tankers and five years later, Forth and Celtic Tankers. After serving with the army for three years, Mr. Thomson began his professional career with Killick Martin Shipbrokers in London.

Anne-Hélène Monsellato, one of Euronav’s directors, serves and has served on Euronav’s Board of Directors since her appointment at the AGM of May 2015, and is the Chairman of Euronav’s Audit and Risk Committee and a member of Euronav’s Corporate Governance and Nomination Committee. Under article 96 paragraph 1, 9° of the Belgian Company Code and for purposes applicable for corporate governance regulations she also serves as the Audit and Risk Committee financial expert. Since June 2017, Mrs. Monsellato has served on the board of directors of Genfit S.A., a biopharmaceutical company listed on Euronext, and is the chairman of its Audit Committee.  Mrs. Monsellato is an active member of the French National Association of Directors and of the Selection Committee of Femmes Business Angels since 2013. In addition, she is serving as the Vice President and Treasurer of the Mona Bismarck American Center for Art and Culture, a U.S. public foundation based in New York. From 2005 until 2013, Mrs. Monsellato served as a partner with Ernst & Young (now EY), Paris, after having served as Auditor/Senior, Manager and Senior Manager for the firm starting in 1990. During her time at EY, she gained extensive experience in cross border listing transactions, in particular with the U.S. She has been a Certified Public Accountant in France since 2008, and graduated from EM Lyon in 1990 with a degree in Business Management.

Ludovic Saverys, one of Euronav’s directors, serves and has served on Euronav’s Board of Directors since 2015 and is a member of Euronav’s Remuneration Committee and Euronav’s Corporate Governance and Nomination Committee. Mr. Saverys currently serves as Chief Financial Officer of CMB NV and as General Manager of Saverco NV. He also serves as Chief Financial Officer and Director of Hunter Maritime Acquisition Corp. (NASDAQ: HUNT), a blank check company listed on NASDAQ. During the time he lived in New York, Mr. Saverys served as Chief Financial Officer of MiNeeds Inc. from 2011 until 2013 and as Chief Executive Officer of SURFACExchange LLC from 2009 until 2013. He started his career as Managing Director of European Petroleum Exchange (EPX) in 2008. From 2001 until 2007 he followed several educational programs at universities in Leuven, Barcelona and London from which he graduated with M. Sc. degrees in International Business and Finance.

Grace Reksten Skaugen, one of our directors, serves and has served on the Board of Directors since the AGM of 12 May 2016 as an independent director and is the Chairman of the Remuneration Committee and a member of the Corporate Governance and Nomination Committee. Grace Reksten Skaugen is a member of the HSBC European Senior Advisory Council (ESAC). In 2009, she founded Infovidi Board Services Ltd, an independent consulting company. From 2002 until 2015, she was a member of the Board of Directors of Statoil ASA. At present, she is Deputy Chairman of Orkla ASA, a Board member of Investor AB and Lundin Petroleum AB and Chairman of NAXS Noric Access Buyout A/S. In 2006, she was one of the founders of the Norwegian Institute of Directors, of which she continues to be a member of the Board. From 1994 until 2002 she was a Director in Corporate Finance in SEB Enskilda Securities in Oslo. She has previously worked in the fields of venture capital and shipping in Oslo and London and has carried out research in microelectronics at Columbia University in New York. She has a doctorate in Laser Physics from Imperial College of Science and Technology, University of London. In 1993 she obtained an MBA from the BI Norwegian School of Management.

Patrick Rodgers serves and has served on Euronav’s Board of Directors since June 2003 and has been a member of Euronav’s Executive Committee since 2004. Mr. Rodgers was appointed Chief Financial Officer of the predecessor of the Company in 1998 and has been Chief Executive Officer since 2000. Since 2005, Mr. Rodgers has held various directorships in companies belonging to the CMB and Euronav Group. Mr. Rodgers currently serves as Director and Chairman of the International Tanker Owners Pollution Federation Fund, since 2011. From 1990 to 1995, Mr. Rodgers worked at CMB group as an in-house lawyer, and subsequently, as Shipping Executive. Mr. Rodgers began his career in 1982 as a trainee lawyer with Keene Marsland & Co. In 1984, he joined Bentley, Stokes & Lowless as a qualified lawyer, and in 1986, he joined Johnson, Stokes & Master in Hong Kong as a Solicitor. Mr. Rodgers graduated in law from University College London in 1981, and from the College of Law, Guildford in 1982.

Hugo De Stoop joined Euronav in September 2004 and was appointed Deputy CFO and Head of Investor Relations and was appointed CFO as of 1 January 2008. Mr. De Stoop started his career with Mustad International Group, an industrial group with over 30 companies located in five continents where he worked as a Project Manager on various assignments in the U.S., Europe and Latin America, in order to integrate recently acquired subsidiaries. He founded First Tuesday in America (the world’s largest meeting place for high tech entrepreneurs, venture capitalists and companies), helped develop the network in the U.S. and in Latin America and was appointed member of the Board of Directors of First Tuesday International.. He then joined Davos Financial Corp. London, an external investment manager for UBS, specialized in asset management and private equity, where he became an Associate and later a Vice President. He conducted several transactions, including private placement in public equities (PIPE) and investments in real estate. Mr. De Stoop studied in Oxford, Madrid and Brussels and graduated from école polytechnique (ULB) with a Master of Science in engineering. He also holds an MBA from INSEAD (France and Singapore).

Alex Staring serves and has served as our Chief Operating Officer since 2005. He has also been in charge of our offshore segment since July 2010. Captain Staring serves and has served as a member of our Executive Committee since 2005. Captain Staring has been a Director of Euronav Hong Kong Ltd. since 2007, a Director of Euronav SAS and Euronav Ship Management since 2002 and a Director of Euronav Luxembourg SA since 2000. In 2000, international shipping companies, AP Moller, Euronav, Frontline, OSG, Osprey Maritime and Reederei'Nord' Klaus E Oldendorff consolidated the commercial management of their VLCCs by operating them in a pool, Tankers International, of which Captain Staring became Director of Operations. In 1988, Captain Staring gained his master's and chief engineer's license and spent the majority of his time at sea on Shell Tankers and CMB tankers, the last 3 years of which he attained the title of Master. From 1997 to 1998, Captain Staring headed the SGS S.A. training and gas centre. In 1998, Captain Staring rejoined CMB and moved to London to head the operations team at their subsidiary, Euronav UK. Captain Staring graduated with a degree in Maritime Sciences from the Maritime Institute in Flushing, The Netherlands and started his career at sea in 1985.

Egied Verbeeck serves and has served as General Counsel of Euronav since 2009 and became a member of the Executive Committee of the Company in January 2010. From 2006 until June 2014, Mr. Verbeeck served as Secretary General of the Company. Prior to joining Euronav, he was a managing associate at Linklaters De Bandt from 1999-2005. Mr. Verbeeck has been a Director of Euronav Ship Management SAS since 2012, a Director of Euronav Hong Kong Ltd. since 2007 and a Director of Euronav Luxembourg S.A. since 2008. Mr. Verbeeck graduated in law from the Catholic University of Louvain in 1998. He also holds a Master Degree in international business law from Kyushu University (Japan) as well as a postgraduate degree in corporate finance from the Catholic University of Louvain.

An Goris serves and has served as Secretary General of the Company since June 2014, in which capacity, she is responsible for the general corporate affairs of the Company. From 2011 to 2014, Ms. Goris served as legal counsel to the Company. She became a member of the Antwerp Bar when joining Linklaters in 2001, where she gained extensive experience in corporate law, mergers and acquisitions and finance. In 2008, she joined Euroclear as a legal manager where she worked for both the local central securities depository Euroclear Belgium, as well as the international central securities depository, Euroclear Bank. An Goris graduated in law from the University of Antwerp in 2000. She also holds a Master's Degree in law from Oxford University, International Business Law (Paris, University René Descartes) and in Corporate Law (Catholic Universities of Louvain and Brussels). Ms. Goris is a native Dutch speaker and is fluent in English and French. She is also a sworn legal translator for English and French into Dutch.

Brian Gallagher serves and has served as Head of Investor Relations of the Company since March 2014. Mr. Gallagher began his fund management career at the British Coal Pension fund unit, CIN Management, before moving to Aberdeen Asset Management in 1996. Managing and marketing a range of UK investment products, Mr. Gallagher progressed to Murray Johnstone in 1999 and then was headhunted by Gartmore Investment Management in 2000 to manage a range of UK equity income products. In 2007, he then set up a retail fund at UBS Global Asset Management before switching into Investor Relations as IR Director at APR Energy in 2011. Mr. Gallagher graduated in Economics from Birmingham University in 1992.

Recent Developments

On April 20, 2017 we signed an additional two long-term time charter contracts of seven years each with Valero Energy Inc. for Suezmax vessels with specialized Ice Class 1C capability starting in late 2018. This brings to four the number of long-term (seven years) Suezmax time charter contracts we have within our portfolio. In order to fulfil these contracts, we ordered an additional two high specification Ice Class Suezmax vessels from Hyundai Heavy Industries shipyard in South Korea. Additional specifications for these vessels include substantially increased steel structure, specific emissions controls and other bespoke operational capabilities. Delivery of these vessels is expected in the second half of 2018 when each of the time charter contracts will begin.

On May 11, 2017, our General Meeting of Shareholders approved the annual accounts for the year ended 31 December 2016, as well as the gross dividend of USD 0.22 per share.

On May 14, 2017, our joint ventures with International Seaways, Inc. signed a contract for five years for the FSO Africa and FSO Asia in direct continuation of the current contractual service. The contract was signed with North Oil Company, the new operator of the Al-Shaheen oil field, whose shareholders are Qatar Petroleum Oil & Gas Limited and Total E&P Golfe Limited. The new contracts for these custom-made 3 million barrels capacity units which have been significantly converted and that have been serving the Al-Shaheen field without interruption since 2010 have a duration of five years which started when the former contracts with Maersk Oil Qatar expired, during the third quarter of 2017.

On May 31, 2017, Euronav Luxembourg SA, one of our wholly owned subsidiaries, successfully completed a new senior unsecured bond issue of USD 150 million with a coupon of 7.50% and maturity in May 2022. The net proceeds from the bond issue will be used for general corporate purposes.

On May 23, 2017, the Group sold the VLCC TI Topaz (2002 – 319,430 dwt), one of its two oldest VLCC vessels, for USD 21.0 million. The loss on that sale of USD 21.0 million, was recorded in the second quarter. Following the sale, the availability of the revolver under the USD 750 million facility was reduced by USD 19.5 million. The vessel was delivered to its new owner on June 9, 2017.

On June 6, 2017, the Group signed an agreement with BNP to act as dealer for a Treasury Notes Program with a maximum outstanding amount of 50 million Euro. The Treasury Notes are issued on an as needed basis with different durations and initial pricing is set to 60bps over Euribor.

On October 23, 2017, the Company announced that the 150.0 million USD senior unsecured bonds issued by Euronav Luxembourg S.A. and guaranteed by Euronav NV are listed on the Oslo Stock Exchange as of that date.

On November 10, 2017, the Company sold the VLCC Flandre (2004 – 305,688 dwt) for USD 45.0 million to a global supplier and operator of offshore floating platforms. The Company recorded a gain of USD 20.3 million on the sale which was recorded in the fourth quarter of 2017. The vessel was delivered to its new owner on December 20, 2017 and will be converted into an FSPO by her new owner and will therefore leave the worldwide VLCC trading fleet.

On November 16, 2017, the Company sold the Suezmax Cap Georges (1998 – 146,652 dwt) for USD 9.3 million. The Company recorded a gain of USD 8.5 million on the sale which was recorded in the fourth quarter of 2017. The vessel was delivered to its new owner on November 29, 2017.

On November 17, 2017, the Company sold the VLCC Artois (2001 – 298,330 dwt) for USD 21.8 million. The Artois was the oldest vessel in the Company’s VLCC fleet. The Company recorded a gain of USD 7.7 million on the sale which was recorded in the fourth quarter of 2017. The vessel was delivered to its new owner on December 4, 2017.

On December 21, 2017, Euronav announced that the Company has reached an agreement on a stock-for-stock merger for the entire issued and outstanding share capital of Gener8 Maritime, Inc. (“Gener8”) pursuant to which Gener8 would become a wholly-owned subsidiary of Euronav. The “Exchange Ratio“ of 0.7272 Euronav shares for each share of Gener8 is expected to result in the issuance of approximately 60.9 million new Euronav shares to Gener8 shareholders. The Exchange Ratio implies a premium of 35% paid on Gener8 shares based on the closing share prices on 20 December 2017. The merger will result in Euronav shareholders owning approximately 72% of the issued share capital of the combined entity and Gener8 shareholders owning approximately 28% (based on the fully diluted share capital of Euronav and the fully diluted share capital of Gener8). The merger is subject to the approval of Gener8’s shareholders, the consent of certain of Gener8’s lenders to assign certain debt facilities to the combined entity, the effectiveness of a registration statement to be filed by Euronav with the U.S. Securities and Exchange Commission (the “SEC”) to register the Euronav shares to be issued in the merger (the “New Registration Statement”), the listing of such shares on the New York Stock Exchange (the “NYSE”) and other customary closing conditions. Certain of these closing conditions are substantive, and these conditions have not yet been met. The Gener8 shares will be contributed to Euronav in application of the Belgian Companies Code procedure of a capital increase through contribution in kind. The increase of the Euronav share capital will occur under the existing authorized capital of USD 150.0 million.